Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Announces Distribution of Cdn$0.25 per Unit, the Adjusted
    Exchangeable Shares Ratio and the Redemption of Outstanding Exchangeable
    Shares

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, April 13 /CNW/ - Advantage Energy Income Fund ("Advantage") is
pleased to announce that the cash distribution for the month of April 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 13.6% based on the April 12, 2006 closing price of
Cdn$22.06 per Unit.
    The distribution will be payable on May 15, 2006 to Unitholders of record at the close of business on April 28, 2006. The ex-distribution date is April
26, 2006. The cash distribution is based on approximately 59.5 million Units currently outstanding.
    The CDN$0.25 per Unit is equivalent to approximately US$0.217 per Unit if converted using a Canadian/US dollar exchange rate of 1.15. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
    Advantage also announces an increase to the Exchange Ratio of the
Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.20808 to
1.22138. This increase will be effective on April 17, 2006. There are currently 82,266 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of
Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone:
403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1
(Telephone: 416-263-9200).
    On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per
Exchangeable Share shall be satisfied by delivering that number of Advantage
Trust Units equal to the Exchange Ratio in effect on May 9, 2006. A notice of redemption has been mailed to all exchangeable shareholders outlining the terms of this redemption.

    The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.
    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 11:32e 13-APR-06